

June 6, 2012

<u>Via E-Mail</u>

Michael E. Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153

> **Re:**   **P.F. Chang's China Bistro, Inc.**
> **Schedule TO-T/A filed May 25, 2012 by Wok Acquisition Corp. et. al.**
> **SEC File No. 005-54977**

Dear Mr. Lubowitz:

We reviewed your filing and have the following comments.

<u>Schedule TO</u>

1.   We note your responses to prior comments 1 and 12. We reissue prior comment 1: please include Centerbridge Associates II, L.P. as a bidder to the tender offer.

<u>Offer to Purchase</u>

<u>Certain Information Concerning P.F. Chang's, page 12</u>

2.   We reissue prior comment 4. Your disclosure stating that "Set forth below are the material portions of the Projections provided to us" continue to suggest that you have summarized the projections. Please revise.

<u>Certain Conditions of the Offer, page 50</u>

3.   We disagree with your response to prior comment 6 and we reissue it.

4.   On a related note, be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Thus, please revise your Financing Proceeds Condition to ensure that it may be satisfied or waived as of the expiration of the offer. As currently stated, it appears that satisfaction of the first clause of the condition (i.e., receipt of the proceeds) could only occur after expiration of the offer.

5.   On a further related note, we reissue prior comment 7 because we continue to believe that you have included a financing condition in your offer to purchase. We also note that (i) the addition of disclosure about the committed capital of Centerbridge does not comply with Item 10 of Schedule TO, (ii) the fact that Centerbridge Capital is not a party to the merger agreement (even though it is a bidder in the tender offer) or has not committed to contribute any funds other than the equity commitment do not lessen the materiality of the bidders' financial condition to tendering security holders in the context of an offer which we consider to include a financing condition.

Schedule I

6.   We reissue prior comment 12 as it relates to Centerbridge Associates II, L.P.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions